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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                                  Commission File Number: 1-9044

                             DUKE REALTY CORPORATION
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             (Exact name of registrant as specified in its charter)

                         600 East 96th Street, Suite 100

                           Indianapolis, Indiana 46240

                                 (317) 808-6000

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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Depositary Shares, Each Share Representing a 1/10 Ownership Interest in One 9.10% Series A Cumulative Redeemable Preferred Share (Par Value $.01 Per Share)
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            (Title of each class of securities covered by this Form)

  Depositary Shares, Each Share Representing a 1/10 Ownership Interest in One
                       7.99% Series B Cumulative Step-Up
             Premium Rate Preferred Share (Par Value $.01 Per Share)
  Depositary Shares, Each Share Representing a 1/10 Ownership Interest in One
                          7.375% Series D Convertible
        Cumulative Redeemable Preferred Share (Par Value $.01 Per Share) Depositary Shares, Each Share Representing a 1/10 Ownership Interest in One
                      8.25% Series E Cumulative Redeemable
                   Preferred Share (Par Value $.01 Per Share)
Series F Preference Shares, Each Share Representing a 1/1,000 Ownership Interest
                           in One Series F Cumulative
              Redeemable Preferred Share (Par Value $.01 Per Share)
Series H Preference Shares, Each Share Representing a 1/1,000 Ownership Interest
                           in One Series H Cumulative
              Redeemable Preferred Share (Par Value $.01 Per Share)
  Depositary Shares, Each Share Representing a 1/10 Ownership Interest in One
                      8.45% Series I Cumulative Redeemable
                   Preferred Share (Par Value $.01 Per Share)
                         Preferred Stock Purchase Rights
                          Common Stock, $.01 par value
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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)    [X]    Rule 12h-3(b)(1)(ii)   [ ]
           Rule 12g-4(a)(1)(ii)   [ ]    Rule 12h-3(b)(2)(i)    [ ]
           Rule 12g-4(a)(2)(i)    [ ]    Rule 12h-3(b)(2)(ii)   [ ]
           Rule 12g-4(a)(2)(ii)   [ ]    Rule 15d-6             [ ]
           Rule 12h-3(b)(1)(i)    [X]

         Approximate number of holders of record as of the certification or notice date: 0

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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Duke Realty Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                               DUKE REALTY CORPORATION


DATE:  September 7, 2001                   By: /s/ MATTHEW A. COHOAT
                                               --------------------------------
                                               Matthew A. Cohoat
                                               Senior Vice President and
                                               Corporate Controller


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